EXHIBIT 99.7
                              CONSULTANT AGREEMENT

This agreement when signed by Summit Entertainment located at 3842 Bay Club Circle, Kissimmee, FL 34741 hereafter referred to as "Summit" and Raven Moon international, Inc. located at 120 International Parkway, Suite 220, Heathrow, FL 32746 hereafter referred to as "Raven" shall constitute a binding agreement.

FOR VALUABLE CONSIDERATION BOTH PARTIES AGREE AS FOLLOWS:

"Raven" desires to retain "Summit" to perform certain corporate and production services (as attached) to the satisfaction of "Raven" for a period of ninety days on a non-exclusive basis. During this period while there is no formal work schedule, it is anticipated that "Summit" would provide a full 40-hour week. "Summit" also agrees that although this agreement is non-exclusive it will not provide services for a competitive venture.

TERM:

The term of this agreement shall begin as of the date this agreement is executed and end on February 28, 2001.

COMPENSATION:

A total fee of $15,000 shall be paid to "Summit" for services rendered to the satisfaction of "Raven" during a ninety day period beginning December 1, 2000 and ending February 28, 2001 in the following manner: $2,500 on the first business day in January 2001 and the balance on March 1, 2001.

Toby Martin would receive a grant of Raven Moon International, Inc. common restricted stock equal to purchase price of $15,000 at an average trading price of the stock during its first five active trading days. The stock shall be issued on the first business day of January 2001.

DEFINITION OF SERVICES:

"Summit" and its personnel agree that this is a "work for hire" agreement, and that any and all ideas, concepts and contributions made by "Summit" during the term of this agreement and after the term of this agreement ends shall be and remain the sole property of "Raven" unless otherwise recognized in a separate written agreement.

EXPENSES:

It is understood and agreed to by "Summit" that any and all expenses incurred for travel or entertainment will be reimbursed if "Raven" has given prior written approval.

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OPTIONS:

"Raven" shall have one consecutive option period under the same terms and conditions. The stock grant, however, would be based on the closing price of the stock on the day the option is exercised.

PUBLICITY:

"Raven" agrees that no publicity or promotional materials for the pilot program called "Gina D's Kids Club" will make reference to either "Summit" or Toby Martin, in any press materials or press releases to the press. However, all parties agree that "Raven" shall have the right to use Toby Martin's name and biographical materials in any materials directed to its current and/or future stockholders.

TERMINATION:

"Summit" and its personnel agree that in the event that J&B DiFrancesco leave "Raven", whether for cause or no cause, prior to the completion date of this agreement or any extensions thereof, this agreement shall immediately terminate between "Raven" and "Summit". In the event of such termination, accumulated deferred compensation for services rendered, up to and including the date of termination, shall be immediately due and payable to "Summit".

This is a complete understanding between all parties. Any changes to this agreement must be made in writing by all parties.

This agreement is governed under the laws of the State of Florida. Any disputes shall be settled by arbitration in Seminole County, Florida.

Date:   11/17/00
     --------------


/s/  Toby Martin
-------------------------------
     Toby Martin
     Summit Entertainment


/s/  Joey DiFrancesco
-------------------------------
     Joey DiFrancesco, President
     Raven Moon International, Inc.


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CORPORATE RESPONSIBILITIES

     o To develop both short term and long term business plans for the company.

     o Help create and produce presentation materials for potential investors and the financial community at large.

     o    Identify and locate potential investors

     o Participate in meetings with, and make presentations to, financial institutions and potential investors.

     o Build strategic alliances within the entertainment industry that will aid in the growth of the company.

     o    Identify, and help recruit, key corporate and production personnel.

     o Marketing and sales effort for the company as a whole, and for each production project.


PRODUCTION AND CREATIVE RESPONSIBILITIES


     o Identify specific programming needs and opportunities that the company should target.

     o    Introduce company to potential buyers and broadcasters

     o Supervise the creative effort to build a viable development slate of television, home video and motion picture properties.

     o Work with leading talent agencies to attach writers and directors to specific projects.

     o Oversee the budget process and assure that all production comes in at or below estimates.

     o Write and produce sales materials to accompany development and production projects.